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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2007

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.      Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NEUROCHEM INC.
January 17, 2007

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary





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                                               NEUROCHEM INC.
                                               275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                             Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:


Lise Hebert, PhD                                          Tel: (450) 680-4572
Vice President, Corporate Communications                  Fax: (450) 680-4501
lhebert@neurochem.com
---------------------


    NEUROCHEM FILES SHELF PROSPECTUS IN CONNECTION WITH PREVIOUSLY ANNOUNCED
         EQUITY LINE OF CREDIT FACILITY AND CONVERTIBLE NOTES FINANCINGS


LAVAL, CANADA, JANUARY 17, 2007 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that, in accordance with agreements entered into at the time of the establishment, in August 2006, of its equity line of credit facility and the issuance, in November 2006, of US$42.085 million aggregate principal amount of its 6% senior convertible notes due 2026, it has filed a preliminary short form base shelf prospectus with the Canadian securities regulators and a registration statement with the U.S. Securities and Exchange Commission. This prospectus is in connection with the resale of up to US$60 million of its common shares which may be issued under the equity line of credit facility, as well as the resale of such senior convertible notes and of the common shares issuable upon conversion thereof. An aggregate amount not exceeding US$102.085 million of securities is being registered under the shelf prospectus and registration statement.

Neurochem has not been advised by any holder of notes of an intention to sell the notes or any common shares under the prospectus. In the event that notes or common shares are to be sold under the shelf prospectus, Neurochem will prepare and file a prospectus supplement that will include the specific terms of the designated securities.

When available, copies of the base prospectus and applicable prospectus supplement may be obtained from Neurochem Inc., Corporate Secretary, 275 Armand-Frappier Boulevard, Laval, Quebec, H7V 4A7, or from any underwriter or dealer participating in the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement


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becomes effective. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM)); formerly FIBRILLEX(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.